Exhibit 21.1

MPLX LP

LIST OF SUBSIDIARIES

as of December 31, 2012

Name of Subsidiary	Jurisdiction of Organization/Incorporation
* Marathon Pipe Line LLC	Delaware
MPLX Operations LLC	Delaware
* MPLX Pipe Line Holdings LP	Delaware
MPLX Terminal and Storage LLC	Delaware
* Ohio River Pipe Line LLC	Delaware

*	Indicates a company that is not wholly owned directly or indirectly by MPLX LP